UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2013

Commission File Number: 000-51116

Ku6 Media Co., Ltd.

(Exact name of registrant as specified in its charter)

Building 6, Zhengtongchuangyi Centre
No. 18, XibaheXili, Chaoyang District,
Beijing 100028, People’s Republic of China

Fax number: +86 10 57586834

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N.A.

Ku6 Media Announces Management Change

Beijing, China (April 1, 2013) - Ku6 Media Co., Ltd. (“Ku6 Media” or the “Company”, Nasdaq: KUTV), a leading internet video company in China focusing on user-generated content (“UGC”), today announced that Mr. Kelvin Wenbo Liu joined the Company as President and Mr. Jian Lu is appointed as the Company’s Chief Technology Officer.

“We are very excited to have Kelvin and Jian join our management team, leading our efforts around building the Company’s video services on the basis of cloud infrastructure.” Mr. Jeff Shi, Chief Executive Officer of Ku6 Media, said. “Kelvin and Jian are both accomplished and rigorous business leaders with incredibly expertise in the technologies that are vital to our business. Their operational experience in Internet and media and their proven track record in turning innovative technologies into killer applications and market leading products make them the perfect fit for Ku6 Media as we propel the business to its next phase of growth.”

Mr. Kelvin Wenbo Liu has served as the Chief Executive Officer of Shanda’s Grand Cloud business unit since 2012, successfully evolving Shanda’s Cloud Computing from an infrastructure-as-a-service (IaaS) to a platform-as-a-service (PaaS), imbedding video cloud and content cloud technologies. Mr. Liu joined Google in 2004 where he participated in the development and deployment of Google’s infrastructures such as GFS, Bigtable, GTC, etc. and Google products such as Checkout and Google+. He also led the development of software infrastructure for Google’s data center in China. Before joining Google, Mr. Liu had extensive experience at leading software companies in the U.S. including Autodesk, Microsoft and Ask.com. He founded or contributed to various start-up companies in Silicon Valley including Savvion, Octopus, SilkValley and Viador. Mr. Liu graduated from Tsinghua University with a bachelor degree in computer science and received a doctoral degree in computer science from Rensselaer Polytechnic Institute.

Mr. Jian Lu has served as Vice President of Multimedia Technology and Head of Shanda Innovations, Beijing, since 2010. Prior to joining Shanda, Mr. Lu was co-founder and Chief Technology Officer at Vobile, Inc., and led the development of VideoDNA™, a content fingerprinting and identification technology that is widely used by Hollywood film and television studios. Before that, Mr. Lu worked at Apple Inc. for more than 8 years, where he led technical development of QuickTime compression and streaming, which has been widely used in Apple’s digital media products, including Final Cut Pro, DVD Studio Pro, iMovie, iDVD, iPhoto, and iTunes. Mr. Lu graduated from Zhejiang University with a bachelor’s degree and received a doctoral degree in electrical engineering from Dartmouth College.

About Ku6 Media Co., Ltd.

Ku6 Media Co., Ltd. (Nasdaq: KUTV) is a leading internet video company in China, focusing on user-generated content. Through its premier online brand and online video website, www.ku6.com, Ku6 Media provides online video upload and sharing service, video reports, information and entertainment in China. For more information about Ku6 Media, please visit http://ir.ku6.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ku6 Media Co., Ltd.

	By:	/s/ Frank Feng
	Name:	Frank Feng
	Title:	Acting CFO

Date: April 1, 2013